EXHIBIT 4.2

               Certificate of Designation of Rights and Preferences


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                    Certificate of Designation of Rights and Preferences

         Wiremedia.com Inc., a Florida corporation, whose address is 1355 West Palmetto Park Road # 180, Boca Raton, FL 33486 ("Corporation") hereby designates the following rights and Preferences for its Convertible Preferred Stock, Class A ("Convertible Preferred Stock").

1. Conversion and Issuance of Convertible Preferred Stock. No shares of Convertible Preferred Stock may be issued until this Certificate is filed with the Secretary of State of Florida. When issued, The Holder(s) shall have the right (the "Right") in its sole and absolute discretion to convert each shares of Convertible Preferred Stock - Series A issued by the Corporation (the "Shares") into 10 shares common shares of Corporation (the "Equity").

2. Time of Conversion. The Shares shall be convertible at any time, in whole or in part, at any time for period commencing October 23, 2000 and ending on December 31, 2010. The shares shall become convertible upon such time that there are Five Thousand or more registered subscribers to Wiremedia.com or its affiliate internet websites. No additional consideration is payable upon conversion. If such event has not occurred by termination date, then the right to convert shall also be terminated.

3. Method of Conversion. The conversion shall be effected by a written note signed by an authorized representative of Holder or its assigns which shall (a) state Holder's election to exercise the Right; (b) the person in whose name the common share certificate is to be registered, its address and social security number; (c) be delivered in person or by certified mail to Corporation.

4. Assignability of Shares; Forfeiture; Liquidation Preference. The Shares may be assigned by Holder at any time by providing to Corporation a written notice of assignment. The Right to convert shall not be exercisable until the Corporation completes a listing of its common shares on the bulletin board or similar stock exchange. The Shares shall be forfeited to Corporation for no consideration the foregoing is not completed within two years of the date of issuance of the Shares. The Shares shall have a preference over holders of Common Stock of the Corporation upon liquidation equal to $.001 per share.

5. Representations and Warranties of Corporation. Upon exercise of the Right, the Equity interest in Corporation shall be free and clear of all liens, claims, charges and encumbrances. The amount of Equity subject to the Right shall be adjusted for splits, dividend, recapitalization, or similar events just as if it had been converted into common shares. Corporation agrees to indemnify and hold harmless Holder in connection with any claim, loss, damage or expense, including attorneys' fees, trial and appellate levels, in connection with any breach of the foregoing.




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